UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	September 30, 2013

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

As Seen On TV, Inc.
Full Name of Registrant.

Former Name if Applicable

14044 Icot Blvd.
Address of Principal Executive Office (Street and Number)

Clearwater, Florida 33760
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Certain financial and other information necessary for an accurate and full completion of the Report could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dennis W. Healey	727	288-2742
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant refers to its Form 10-K Annual Report for the fiscal year ended March 31, 2013 and Form S-4 Registration Statement, as amended (File No. 333-185688), describing the agreement and plan of merger by and among the registrant, eDiets Acquisition Company, a Delaware corporation and wholly owned subsidiary of the registrant, and eDiets.com, Inc., dated October 31, 2012, as effective on February 28, 2013.  Due to the acquisition of eDiets.com, Inc., the registrant anticipates that the Form 10-Q for the period ended September 30, 2013 will reflect a change in the results of its operations from the period ended September 30, 2012.  The registrant does not anticipate any significant change in the results of operations of its historical operations.

AS SEEN ON TV, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2013	By:	/s/ DENNIS W. HEALEY
Dennis W. Healey, Chief Financial Officer